

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Nicholas DeBenedictis, President
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

> **Re:** **Aqua America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 2, 2010**
> **File No. 001-06659**

Dear Mr. DeBenedictis:

We have reviewed your response to our comment letter dated May 19, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Nicholas DeBenedictis
Aqua America, Inc.
July 8, 2010
Page 2

Form 10-K

Exhibit 13.1

Notes to Consolidated Financial Statements, page 28

Note 1 – Summary of Significant Accounting Policies, page 28

Regulatory Assets, Deferred Charges and Other Assets, page 30

1. We note your discussion of short-term borrowings in your response to comment 3 in our letter dated May 19, 2010. In regards to the short-term loan facilities refinanced with long-term debt, please confirm if these short-term borrowings are under line-of-credit or revolving-debt arrangements. If so, please clarify how you determined the related deferred costs should not be amortized over the terms of the new long-term debt arrangements. See FASB ASC paragraphs 470-50-40-21 though 40-23. If the short-term arrangements do not relate to line-of-credit or revolving debt arrangements, please clarify why these transactions do not necessitate application of extinguishment accounting under FASB ASC 470-50-40.

Note 3 – Dispositions, page 32

2. Please refer to comments 5 and 6 in our letter dated May 19, 2010. Based on your response, it appears that you believe your disposed water and wastewater utility systems qualify as discontinued operations, but you classify them within continuing operations due to immateriality of the related amounts. Considering there is not an immateriality scope exception for discontinued operations and it appears that the $16.9 million valuation payment and related gain might be material to your financial statements, please clarify how you intend to classify your disposed water and wastewater utility systems in future filings. In your response, please tell us the net book value of your disposed Fort Wayne operations at the date of the eminent domain disposition.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 17

Benchmarking Competitive Compensation and the Role of the Committee's Consultant page 18

3. We note your response to comment 9 in our letter dated May 19, 2010. However, it is unclear whether you are using the Composite Market database for a general understanding of compensation practices or as a reference point to base

compensation decisions. Please revise to clarify your disclosure and, if applicable, identify the component companies. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

Annual Cash Incentive Awards, page 19

4. We note your response to comment 10 in our letter dated May 19, 2010. Please also disclose the Target Incentive Percentage and the Individual Factor used in the annual incentive award formula set forth on page 20 for each executive officer.

You may contact Andrew Blume, Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director